Exhibit 99.1

Greenbrook TMS Completes US$13.2 Million Bought Deal Public Offering

TORONTO--(BUSINESS WIRE)--September 27, 2021--Greenbrook TMS Inc. (TSX: GTMS) (NASDAQ: GBNH) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, is pleased to announce the closing of its previously-announced public offering (the “Offering”). The Offering was made pursuant to an underwriting agreement entered into among Stifel GMP, Bloom Burton Securities Inc. and Lake Street Capital Markets, LLC (collectively, the “Underwriters”).

Pursuant to the Offering, the Company issued a total of 1,707,750 common shares of the Company (the “Common Shares”) at a price of US$7.75 per Common Share for gross proceeds of approximately US$13.2 million, including 222,750 Common Shares issued pursuant to the full exercise of the Underwriters’ over-allotment option. The Company intends to use the net proceeds from the Offering to fund its previously-announced acquisition of Achieve TMS East, LLC and Achieve TMS Central, LLC and for working capital and general corporate purposes.

The Common Shares were qualified for sale by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated July 22, 2021 (the “Base Shelf Prospectus”) in the United States and Canada. The Prospectus Supplement was also filed with the U.S. Securities and Exchange Commission (the “SEC”) to the Base Shelf Prospectus as part of the Company’s effective registration statement on Form F-10 previously filed under the U.S./Canada multi-jurisdictional disclosure system.

Clarus Securities Inc. and Desjardins Securities Inc. served as independent financial advisors to the Company in connection with the Offering.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

About Greenbrook TMS Inc.

Operating through 132 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 675,000 TMS treatments to over 19,000 patients struggling with depression.

Forward-Looking Statements:

Certain information in this press release, including statements regarding the anticipated use of the net proceeds of the Offering, constitutes forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “should”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form and in the Company’s other materials filed with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

For further information contact:
Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact information:
investorrelations@greenbrooktms.com
1-855-797-4867